Exhibit 99.6
Annual General Meeting 17 April 2008

Paul Skinner Chairman

October 2007 October 2007 October 2007
New directors Yves Fortier Paul Tellier Dick Evans 3

2007 — records across the board Record underlying earnings of US$7.4 billion, up 1%
Record cash flow from operations of US$12.6 billion, up 15%
Record capital investment of US$5.0 billion, up 25%
Record new capital commitments US$8 billion announced
Dividend increased by 31% for the 2007 year –
commitment to further 20%+ increases in 2008 and in 2009

Progressive dividend policy

Strategic fit of Alcan deal
acquired iron life, alongside ongoing long assets assets large, leader, on assets aluminium sector non-core focus quality copper of and Strategy competitive High Aluminium ore Disposal

BHp Billiton Offer rejected on value grounds
Unsolicited “pre-conditional” offer
Rejected on value grounds after full consideration
Fails to recognise Rio tinto’s outstanding prospects
Rio Tinto perfodrming strongly under talented management
Chinalco inivestment of 12% in Rio Tinto plc
remain Committed to existing strategy

Strong in Australia
1998 over 2007 wealth since in billion billion Australia employment national operations A$30 A$10 in to significant about of Aboriginal years added employees in of Contribution many Base Invested Value 17,000 Leader

Sustainable development
values Tinto reduce to Rio commitment a of this technology use/emissions power advantage component shares hydro Key Alcan Smelting energy Clean competitive

Positive market outlook
growth trend markets West positioned Indian by demand financial well and affected strong from Chinese less portfolio Multi-decade Differentiated Tinto Strong Demand Rio
10

Conclusion
trajectory well success performing year creation delivering team transformational earnings/value management employees a new Strong Committed 2007 A
11

Tom Albanese Chief executive

2007 Safety is core to our business Decline in injury frequency rates 1998 - worked Per 200 000 hours
13

Major investments, including Alcan
Alcan acquisition US$38 billion US$46 billion in growth projects – Global leader with premier assets Leader in aluminium technology Sustainable hydro energy Strong development portfolio Synergies could yield US$1.1 billion
14

China continues to fuel commodity markets
High expectations fuelled by sustained demand
fundamental shift in world economy
Conditions will continue for some time
Need to invest in market leaders
15

Another record year iron ore, bauxite, alumina, aluminium, refined copper and gold Record production in – – – Higher prices increased earnings by US$1.4 billion Projects on time, within budget
16

Product group results EARNINGS US$3.5 billion US$2.6 billion US$1.0 billion US$484 million US$488 million set records Diavik earnings up 47% on record output –highest earner on strong sales and prices earnings rose 18% for record year — resurgent uranium the headline earner – - – Diamonds and Minerals Copper Iron ore Aluminium Energy
17

Portfolio and capital management · aluminium
· Tinto copper, complete Rio ore, levels already iron debt transforming – disposals portfolio reducing of acquisition the Divestments billion Alcan Focusing US$2.5
18

Project pipeline driving growth
19

Rio Tinto – a leader in exploration
20

Strong forecast growth in total producton
for 2008. volume is rebased to 100 multiplied by long term analyst consensus prices. Total production attributable production. Figures are based on estimated yearly production levels total Commodities included for Rio Tinto: Aluminium, alumina, iron ore, export thermal coal, export metallurgical coal, copper, gold, silver, molybdenum, and uranium. Rio Tinto production source: Rio Tinto. Production is
21

Delivering today, strongly positioned forgrowth in the future
· demand industry value growing our world’s shaping shareholder the and meeting leading creating at at at SMARTER FASTER BETTER
22

Annual General Meeting 2008 17 April 2008
23